Exhibit (a)(5)(ii)

2 Changi South Lane Singapore 486123	65.6299.8888 Main www.flextronics.com
PRESS RELEASE
Flextronics contacts:
Warren Ligan
Senior Vice President, Investor Relations
1-408-576-7722
investor_relations@flextronics.com
Renee Brotherton
Vice President, Corporate Communications
1-408-576-7189
renee.brotherton@flextronics.com
Flextronics Announces Final Results of
Modified Dutch Tender Offer for its 1% Convertible Subordinated Notes
Singapore, December 30, 2008 — Flextronics International Ltd. (NASDAQ: FLEX) (“Flextronics”) announced today the final results of its previously announced cash tender offer (“Tender Offer”) for up to $250 million in aggregate principal amount of its outstanding 1% Convertible Subordinated Notes due August 1, 2010 (the “Notes”). The Tender Offer expired at 12:00 midnight, New York City time, on December 29, 2008.
Based on the final count provided by the Depositary for the Tender Offer, $281,677,000 in aggregate principal amount of Notes were validly tendered and not withdrawn in the Tender Offer. Flextronics accepted for purchase approximately $259,999,000 in aggregate principal amount of Notes validly tendered and not withdrawn (the “Acceptance Amount”) at a purchase price of $870 per $1,000 principal amount, which was determined pursuant to a modified “Dutch auction” procedure described in the Offer to Purchase for the Notes, dated December 1, 2008 (the “Offer to Purchase”). Of the $259,999,000 aggregate principal amount of Notes accepted for purchase, $9,999,000 were accepted in accordance with the terms of the Offer to Purchase which provides that Flextronics may purchase up to an additional 2% of outstanding Notes without amending or extending the Tender Offer. Because the aggregate principal amount of Notes that were tendered exceeded the Acceptance Amount, Flextronics accepted Notes on a pro rata basis. In accordance with the pro-ration procedure described in the Offer to Purchase, 92.3651% of all Notes validly tendered at or below the final purchase price of $870 per $1,000 principal amount were accepted for purchase. Any Notes that were tendered but not accepted for purchase, including those that were not accepted for purchase as a result of proration, will be promptly returned to the tendering holders.
The aggregate principal amount of Notes that Flextronics accepted for purchase represents approximately 52% of the $499,992,000 aggregate principal amount of Notes that were outstanding prior to the expiration of the Tender Offer.
Citi acted as the Dealer Manager for the Tender Offer. The Information Agent for the Tender Offer was Georgeson Inc. and Computershare Trust Company, N.A. acted as Depositary. Questions regarding the Tender Offer should be directed to the Information Agent at (212) 440-9800 (for banks and brokers only) or (800) 843-9819 (for all others toll-free).

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes. The Tender Offer was made solely pursuant to the applicable Offer to Purchase and related documents.
About Flextronics
Headquartered in Singapore (Singapore Reg. No. 199002645H), Flextronics is a leading Electronics Manufacturing Services (EMS) provider focused on delivering complete design, engineering and manufacturing services to automotive, computing, consumer digital, industrial, infrastructure, medical and mobile OEMs. With the acquisition of Solectron, pro forma fiscal year 2008 revenues were more than US$33.6 billion. Flextronics helps customers design, build, ship, and service electronics products through a network of facilities in 30 countries on four continents. This global presence provides design and engineering solutions that are combined with core electronics manufacturing and logistics services, and vertically integrated with components technologies, to optimize customer operations by lowering costs and reducing time to market. For more information, please visit www.flextronics.com.